SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20579


                                SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO.7)


                       ESTATE OF MILDRED F. WHITFIELD
                            NEEDHAM B. WHITFIELD
                               ANNE WHITFIELD KENNY
                     (NAME OF PERSONS FILING STATEMENT)


                                  BRENCO, INC.
                               NAME OF ISSUER


                         COMMON STOCK, $1.00 PAR VALUE
                          TITLE OF CLASS SECURITIES


                                  107061 10 3





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                          MR. NEEDHAM B. WHITFIELD
                            BRENCO, INCORPORATED
                      ONE PARK CIRCLE, WEST, SUITE 201
                         MIDLOTHIAN, VIRGINIA  23113
                               (804) 794-1436
                (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
             AUTHORIZED TO RECEIVED NOTICES AND COMMUNICATIONS)


                                July 18, 1996
           (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)



IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION WHICH IS THE SUBJECT OF THIS SCHEDULE 13D; AND IS FILING THIS SCHEDULE BECAUSE OF RULE 13d-1(b) (3) or (4), CHECK THE FOLLOWING BOX

                                     [ ]

     CHECK THE FOLLOWING BOX IF A FEE IS BEING PAID WITH THIS STATEMENT
                                     [ ]

































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CUSIP NO.  107061103

     1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons
          Estate of Mildred F. Whitfield      52-6601411
          Needham B. Whitfield               ###-##-####
          Anne Whitfield Kenny               ###-##-####

     2)   Check the Appropriate Box if a Member of a Group (See
          Instructions)
          (a)

          (b)  X

     3)   SEC Use Only

     4)   Source of Funds (See Instructions)
          Not Applicable

     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
          Not Applicable

    6)   Citizenship or Place of Organization Virginia

Number of Shares    7)   Sole Voting Power
Beneficially owned       Needham B. Whitfield     -0-
by Each Reporting        Anne Whitfield Kenny     -0-
Person with

     8)   Shared Voting Power
          Estate of Mildred F. Whitfield          -0-
          Needham B. Whitfield                    -0-
          Anne Whitfield Kenny                    -0-

     9)   Sole Dispositive Power
          Needham B. Whitfield                    -0-
          Anne Whitfield Kenny                    -0-

     10)  Shared Dispositive Power
          Estate of Mildred F. Whitfield          -0-
          Needham B. Whitfield                    -0-
          Anne Whitfield Kenny                    -0-

     11)  Aggregate Amount Beneficially Owned by Each Reporting Person
          Estate of Mildred F. Whitfield          -0-
          Needham B. Whitfield                    -0-
          Anne Whitfield Kenny                    -0-

     12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
          [X]



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     13)  Percent of Class Represented by Amount in Row (11)
                                                  -0-

     14)  Type of Reporting Persons (See Instruction)
          OO
          IN
          IN














































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Item 1.   Security and Issuer.

          This statement relates to the Common Stock ($1.00 par value) of

Brenco, Incorporated, P.O. Box 389, Petersburg, Virginia 23803 (the

"Company").

Item 2.   Identity Background.

          The following information is furnished with respect to the persons filing this statement, all of whom are citizens of the United

States (collectively referred to as the "reporting persons"):

          (1)  Estate of Mildred F. Whitfield, which has no residence address but whose business address is c/o C. Daniel Stevens, Esq., 1200

Mutual Building, 909 East Main Street, Richmond, Virginia 23219, is not

employed, has had no material occupation, positions, offices or employments during the last five (5) years, and has not during the last five (5) years,

been convicted in any criminal proceeding.  The Estate has not, during the last five (5) years, been a party to any civil proceedings resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.  The co-executors of the Estate are Needham B. Whitfield and Anne Whitfield Kenny.

          (2)  Needham B. Whitfield's business address is One Park West

Circle, Suite 201 Midlothian, Virginia  23113, and his home address is

13530 Stonegate Road Midlothian, Virginia  23113.  From 1979 until August

1989, Mr. Whitfield was a principal in the firm of Harper & Whitfield,

P.C., Certified Public Accountants, Farmington Commons, 890 Farmington

Avenue, Farmington, Connecticut  06032.  Since August 1989, Mr. Whitfield



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has been the Chief Executive Officer of the Company, the principal business office of which is given under Item 1.  Mr. Whitfield has not, during the last five (5) years, been convicted in any criminal proceeding nor has Mr.

Whitfield, during the last five (5) years, been a party to any civil proceeding resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (3)  Anne Whitfield Kenny, who has no business address and whose residence address is 206 Gun Club Road, Richmond, Virginia 23235, works in the home, has had no other material occupations, positions, offices or employments during the last five (5) years, and has not during the last five (5) years, been convicted in a any criminal proceeding.  Mrs. Kenny,

has not, during the last five (5) years, been a party to any civil proceeding resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds.

          Not Applicable.

Item 4.   Purpose of Transaction.

          The Company entered into an Acquisition Agreement dated as of

June 15, 1996 ("Acquisition Agreement"), by and among the Company, Varlen

Corporation, a Delaware corporation ("Varlen") and its wholly-owned subsidiary, BAS, Inc., a Virginia corporation ("Purchaser").  Pursuant to the Acquisition Agreement, Varlen and the Purchaser made tender offer as

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disclosed in a Tender Offer Statement on Schedule 14D-1, dated June 20,

1996, to purchase all the outstanding shares of the Company's Common Stock

(the "Shares") at $16.125 per share net to the seller in cash, without interest (the "Merger Consideration"), upon the terms and conditions set forth in the related Offer to Purchase, dated June 20, 1996 (the "Offer").

Following expiration of the Offer on July 18, 1996, Purchaser accepted for payment and purchased 9,339,986 Shares (approximately 91.5% of the outstanding Shares).  In connection with the Offer, the reporting persons entered into a Shareholder Tender Agreement dated as of June 15, 1996, with

Varlen and Purchaser (the "Shareholder Tender Agreement).  Pursuant to the

terms of the  Shareholder  Tender Agreement, the reporting persons tendered pursuant to the Offer, in exchange for  the Merger Consideration, all

Shares owned of  record or beneficially by the reporting persons (except as set forth in Item 5), including the Shares previously reported  on

Amendment 6 to this Schedule 13D.  Pursuant to the Acquisition Agreement,

as soon as practicable after completion of the Offer and satisfaction or waiver, if permissible, of all conditions of the Acquisition Agreement,

Purchaser will be merged with and into the Company (the "Merger") and the

Company, as the surviving corporation, will become a wholly-owned subsidiary of Varlen.  At the effective time of the Merger (the "Effective

Time"), each Share then outstanding (other than shares held by Varlen,

Purchaser or any other wholly-owned subsidiary of Varlen) will be converted into the right to receive $16.125 in cash or any higher price per share paid in the Offer.



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          Other than as outlined above, the reporting persons have no plans or proposals, individually or collectively, to dispose of a material amount of Shares, to liquidate the Company, sell the assets of the Company, merge the Company with any other persons, or make any other major changes in the management, capitalization, dividend policy, business or corporate structure of the Company.

          Needham B. Whitfield is Chairman of the Board and Chief Executive

Officer of the Company and is the son of Mildred F. Whitfield and the

brother of Anne Whitfield Kenny.  Anne Whitfield Kenny is the daughter of

Mildred F. Whitfield, the sister of Needham B. Whitfield and the wife of

John C. Kenny, a director of the Company.  Needham B. Whitfield and Anne

Whitfield Kenny are co-executors of the Estate of Mildred F. Whitfield.

Item 5.   Interest in Securities of the Issuer.

          As a result of the disposition of Shares in the Offer, the Estate of Mildred F. Whitfield is no longer the beneficial owner of any Shares

          As a result of the disposition of Shares in the Offer, Needham B.

Whitfield is no longer the beneficial owner of any Shares other than 21,443 shares of Restricted Stock issued under the Company's 1987 Restricted Stock

Plan which were not freely transferable at the time of the Tender Offer;

all of such Restricted Shares will be cancelled and converted into the right to receive the Merger Consideration at the Effective Time of the

Merger.  In addition, the beneficial ownership reported for Mr. Whitfield does not include 25,600 shares subject to employee stock option grants under the Company's 1988 Stock Option Plan, which, if still outstanding at the Effective Time will be cancelled and converted into the right to receive the consideration specified in the Acquisition Agreement.

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          As a result of the disposition of Shares in the Offer, Anne

Whitfield Kenny is no longer the beneficial owner of any Shares.

          Except as described herein, and other than gifts to charitable institutions of 40,000 and 10,000 made by Anne Whitfield Kenny and Needham

B. Whitfield, respectively,  at various times in June, 1996, none of the reporting persons has effected any transactions in the Shares within 60 days of the date of this statement.

Item 6. Contracts, Arrangements or Understandings With Respect to Securities of the Issuer.

                                 See Item 4


Item 7.   Materials to Be Filed as Exhibits.

          A copy of the Certificate of Qualification of Needham B.

Whitfield and Anne Whitfield Kenny as co-executors of the Estate, pursuant to which this report is signed on behalf of the Estate, has been previously filed with Amendment No. 4 to this Schedule 13D and is herein incorporated by reference.  The agreement of the parties pursuant to Rule 13d-

1(f)(1)(iii) under the Securities Exchange Act of 1934 is included under the "Signatures" below.

          Copies of the Acquisition Agreement and the Shareholder Tender

Agreement were filed as Exhibits C and D to the Company's Schedule 14D-9 dated June 20, 1996 and are incorporated herein by reference.











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                                 SIGNATURES

          After reasonable inquiry and to the best knowledge and behalf of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct and the undersigned each agree that this Amendment No. 7 to Schedule 13D is filed on behalf of each of them.



July 26, 1996                 /s/ Needham B. Whitfield
                              Estate of Mildred F. Whitfield
                              By Needham B. Whitfield,
                              Co-Executor



                              /s/ Anne Whitfield Kenny
                              Estate of Mildred F. Whitfield
                              By Anne Whitfield Kenny,
                              Co-Executor


                              /s/  Needham B. Whitfield
                              Needham B. Whitfield
                              Individually, as Co-Executor,
                              Custodian and as
                              Co-Trustee



                              /s/ Anne Whitfield Kenny
                              Anne Whitfield Kenny,
                              Individually, as Co-Executor,
                              and as Co-Trustee